

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2017

<u>Via E-mail</u>
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

    Re: **The Toro Company**
            Form 10-K for the Fiscal Year Ended October 31, 2016
            Filed December 22, 2016
            File No. 001-08649

Dear Ms. Peterson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant
                        Office of Electronics and Machinery